On June 11, 2012 the Fund's Board of Trustees approved the addition of an option overlay strategy to the Fund's equity dividend value strategy. The Fund's primary investment objective of a high level of current income, combined with its secondary objective of capital appreciation, remains the same. The goal of the option overlay strategy is to generate additional income from option premiums in an attempt to enhance the distributions payable to shareholders and reduce overall portfolio volatility. The Fund generally will write call options on stock indices and single stocks "at-the-money" or "out-of-the-money" on up to 50% of the Fund's portfolio value. The option overlay strategy will be managed by the Alternatives Group at First Trust. Individual call options will only be written on stocks held by the portfolio. The option overlay strategy will commence on or about August 20, 2012. For further information, please go to the Fund's website at www.ftportfolios.com.